5/21

Follow-Up Materials

08002758

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: EBRD

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS:

PROCESSED
3
MAY 28 2008
THOMSON REUTERS

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00006 FISCAL YEAR: ________

(03/94)

DOCUMENT OF THE EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

RECEIVED
2008 MAY 21 P 1:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

INTERIM FINANCIAL REPORT

At 31 MARCH 2008

(UNAUDITED)

Table of contents

Income statement

For the quarter ended 31 March 2008 (unaudited) and 31 March 2007 (unaudited)

	Quarter to 31 March 2008 € million	Quarter to 31 March 2007 € million
Interest and similar income		
From loans	**158**	140
From fixed-income debt securities and other interest	**171**	166
Interest expense and similar charges	**(174)**	(174)
Net interest income	**155**	**132**
Net fee and commission income	**-**	4
Dividend income	**1**	-
Net (losses)/gains from share investments at fair value through profit or loss	**(253)**	452
Net gains from available-for-sale share investments	**102**	39
Net (losses)/gains from available-for-sale Treasury assets	**(4)**	2
Net gains from dealing activities	**8**	-
Foreign exchange movement	**-**	(1)
Fair value movement on non-qualifying and ineffective hedges	**(44)**	(2)
Operating (expense)/income	**(35)**	**626**
General administrative expenses	**(52)**	(56)
Depreciation and amortisation	**(4)**	(3)
Operating (loss)/profit before provisions	**(91)**	**567**
Provisions for impairment of loan investments	**(4)**	1
Net (loss)/profit for the period	**(95)**	**568**

Balance sheet

At 31 March 2008 (unaudited) and 31 December 2007 (audited)

		31 March 2008		31 December 2007
	€ million	€ million	€ million	€ million
Assets				
Placements with and advances to credit institutions	2,795		4,514	
Collateralised placements	1,608		1,818	
	4,403		6,332	
Debt securities				
Trading	1,605		1,501	
Available-for-sale	6,777		6,873	
	8,382		8,374	
		12,785		14,706
Other assets				
Derivative financial instruments	2,064		1,961	
Other	962		825	
		3,026		2,786
Loan investments				
Loans	9,030		8,985	
Less: Provisions for impairment	(121)		(124)	
		8,909		8,861
Share investments				
Banking portfolio				
Share investments at fair value through profit or loss	3,072		3,469	
Available-for-sale share investments	2,899		3,124	
	5,971		6,593	
Treasury portfolio				
Available-for-sale share investments	47		47	
		6,018		6,640
Intangible assets		42		39
Property, technology and office equipment		43		43
Paid-in capital receivable		97		100
Total assets		30,920		33,175
Liabilities				
Borrowings				
Amounts owed to credit institutions	1,791		1,462	
Debts evidenced by certificates	13,999		16,209	
		15,790		17,671
Other liabilities				
Derivative financial instruments	766		631	
Other	1,236		999	
		2,002		1,630
Total liabilities		17,792		19,301
Members' equity				
Subscribed capital	19,794		19,794	
Callable capital	(14,596)		(14,596)	
Paid-in capital		5,198		5,198
Reserves and retained earnings		7,930		8,676
Total members' equity		13,128		13,874
Total liabilities and members' equity		30,920		33,175
Memorandum items				
Undrawn commitments		6,474		7,117

Statement of changes in members' equity for the quarter ended 31 March 2008 (unaudited) and 31 March 2007 (unaudited)

					General reserve			
For the period ended 31 March 2008	**Subscribed capital € million**	**Callable capital € million**	**Special reserve € million**	**Loan loss reserve € million**	**Other reserves € million**	**Retained earnings € million**	**Total reserves and retained earnings € million**	**Total members' equity € million**
At 31 December 2006	19,794	(14,596)	215	293	2,204	4,262	6,974	12,172
Internal tax for the quarter	-	-	-	-	1	-	1	1
Qualifying fees and commissions	-	-	4	-	-	(4)	-	-
Net fair value movement of available-for-sale assets for the quarter	-	-	-	-	30	-	30	30
Reserves transfer	-	-	-	9	-	(9)	-	-
Net profit for the quarter	-	-	-	-	-	568	568	568
At 31 March 2007	19,794	(14,596)	219	302	2,235	4,817	7,573	12,771
At 31 December 2007	19,794	(14,596)	232	304	2,027	6,113	8,676	13,874
Internal tax for the quarter	-	-	-	-	1	-	1	1
Qualifying fees and commissions	-	-	4	-	-	(4)	-	-
Net fair value movement of available-for-sale assets for the quarter	-	-	-	-	(652)	-	(652)	(652)
Reserves transfer	-	-	-	5	1	(6)	-	-
Net loss for the quarter	-	-	-	-	-	(95)	(95)	(95)
At 31 March 2008	**19,794**	**(14,596)**	**236**	**309**	**1,377**	**6,008**	**7,930**	**13,128**

Reserves decreased from €8.7 billion at the end of 2007 to €7.9 billion at 31 March 2008, primarily as a result of the decrease in fair value of available-for-sale assets and the net loss for the quarter. Of the Bank's total reserves at 31 March 2008, €3.0 billion represented unrealised gains from share investments, equity derivatives and the Treasury portfolio, €309 million represented the loan loss reserve and €236 million represented the special reserve and €4.4 billion, being the aggregate of total unrestricted general reserves of €3.4 billion, 2007 net income of €1.1 billion and current year to date net income loss of €75 million. This is prior to the 2007 net income allocation decision.

Statement of cash flows for the quarter ended 31 March 2008 (unaudited) and 31 March 2007

For the quarter ended 31 March 2008 (unaudited)	€ million	Period to 31 March 2008 € million	€ million	Period to 31 March 2007 € million
Cash flows from operating activities				
Operating (loss)/profit for the period[1]	(95)		568	
Adjustments for:				
Interest income	(329)		(306)	
Interest expense and similar charges	174		174	
Net deferral of fees and direct costs	5		3	
Internal taxation	1		1	
Realised gains on share investments	(112)		(131)	
Unrealised losses/(gains) on share investments and equity derivatives at fair value through profit or loss	263		(357)	
Impairment recoveries on available-for-sale share investments	-		(3)	
Realised losses/(gains) on available-for-sale debt securities	1		(2)	
Impairment charge on available-for-sale debt securities	3		9	
Unrealised losses/(gains) on dealing securities	4		(2)	
Fair value movement on non-qualifying and ineffective hedges	44		2	
Foreign exchange gains	-		(1)	
Depreciation and amortisation	4		3	
Gross provisions charge/(release) for loan losses	4		(1)	
	(33)		(43)	
Interest income received	343		310	
Interest expense and similar charges paid	(194)		(206)	
(Increase)/decrease in operating assets:				
Prepaid expenses	-		(248)	
Fair value movement on net Treasury assets	(616)		194	
Proceeds from repayments of loans	641		652	
Proceeds from prepayments of loans	72		109	
Funds advanced for loans	(1,044)		(864)	
Proceeds from sale of share investments	161		282	
Funds advanced for share investments	(297)		(116)	
Net placements to credit institutions	(556)		(15)	
(Decrease)/increase in operating liabilities:				
Accrued expenses	(95)		21	
Net cash (used in)/from operating activities		(1,618)		76
Cash flows (used in)/from investing activities				
Proceeds from sale of available-for-sale debt securities	201		548	
Purchases of available-for-sale debt securities	(487)		(392)	
Purchase of property, technology and office equipment	(6)		(11)	
Net cash (used in)/from investing activities		(292)		145
Cash flows used in financing activities				
Capital received	4		7	
Issue of debts evidenced by certificates	2,169		1,759	
Redemption of debts evidenced by certificates	(3,076)		(1,941)	
Net cash used in financing activities		(903)		(175)
Net (decrease)/increase in cash and cash equivalents		(2,813)		46
Cash and cash equivalents at beginning of the period		3,018		3,338
Cash and cash equivalents at 31 March		206		3,384

Cash and cash equivalents comprise the following amounts maturing within three months	2008 € million	2007 € million
Placements with and advances to credit institutions	1,097	4,019
Collateralised placements	515	899
Amounts owed to credit institutions	(1,405)	-1,534
Cash and cash equivalents at 31 March	206	3,384

[1] Operating loss includes dividends of €1 million received for the period to 31 March 2008 (31 March 2007: €3,000).

Explanatory notes

1. Establishment of the Bank

i Agreement Establishing the Bank

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 31 March 2008 the Bank's shareholders comprised 61 countries, together with the European Community and the European Investment Bank.

ii Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected therewith in the United Kingdom are defined in the Agreement and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

2. A summary of significant accounting policies

i Accounting convention

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the overall principles of the European Community's Council Directive on Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of AFS financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement, where they form part of a qualifying hedge relationship, have been accounted for in accordance with hedge accounting rules.

ii Financial statements presentation

The financial statements are presented in a manner consistent with the Bank's audited financial statements as of and for the year ended 31 December 2007. Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. For further information please refer to the Bank's audited financial statements as at 31 December 2007. The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2008.

3. Loan investments

	2008 Sovereign loans € million	2008 Non-sovereign loans € million	2008 Total loans € million	2007 Sovereign loans € million	2007 Non-sovereign loans € million	2007 Total loans € million
Operating assets						
At 1 January	1,928	7,057	8,985	1,977	6,334	8,311
Movement in fair value revaluation	-	1	1	-	-	-
Disbursements	51	993	1,044	71	793	864
Repayments and prepayments	(66)	(647)	(713)	(86)	(675)	(761)
Foreign exchange movements	(70)	(215)	(285)	(11)	(32)	(43)
Movement in net deferral of front end fees and related direct costs	-	-	-	(1)	(2)	(3)
Written off	-	(2)	(2)	-	(2)	(2)
At 31 March	1,843	7,187	9,030	1,950	6,416	8,366
Portfolio provisions for the unidentified impairment of loan invesments	(5)	(86)	(91)	(15)	(305)	(320)
Specific provisions for the identified impairment of loan investments	-	(30)	(30)	-	(15)	(15)
Total operating assets net of provisions for impairment at 31 March	1,838	7,071	8,909	1,935	6,096	8,031

At 31 March 2008 the Bank categorised 10 loans as impaired, totalling €33 million (31 December 2007: 12 loans totalling €37 million; 31 March 2007: seven loans totalling €17 million). Specific provisions on these assets amounted to €30 million (31 December 2007: €33 million; 31 March 2007: €15 million).

4. Share investments

	Fair value through profit or loss unlisted share investments	Fair value through profit or loss listed share investments	Fair value through profit or loss total share investments	Available-for sale unlisted share investments	Available-for sale listed share investments	Available-for-sale total share investments	Total share investments
	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Outstanding disbursements							
At 31 December 2006	1,035	240	1,275	659	489	1,148	2,423
Transfer between classes	-	-	-	(63)	63	-	-
Disbursements	46	-	46	70	-	70	116
Disposals	(79)	-	(79)	(28)	(44)	(72)	(151)
Written off	-	-	-	(1)	-	(1)	(1)
At 31 March 2007	1,002	240	1,242	637	508	1,145	2,387
At 31 December 2007	1,220	260	1,480	969	636	1,605	3,085
Disbursements	84	8	92	205	-	205	297
Disposals	(21)	-	(21)	(5)	(17)	(22)	(43)
Written off	(5)	-	(5)	(1)	-	(1)	(6)
At 31 March 2008	1,278	268	1,546	1,168	619	1,787	3,333
Fair value adjustment							
At 31 December 2006	558	567	1,125	103	1,402	1,505	2,630
Transfer between classes	(5)	-	(5)	23	(18)	5	-
Movement in fair value revaluation	6	359	365	88	(55)	33	398
Impairment of available-for-sale share investments	-	-	-	3	-	3	3
At 31 March 2007	559	926	1,485	217	1,329	1,546	3,031
At 31 December 2007	990	999	1,989	257	1,262	1,519	3,508
Movement in fair value revaluation	(63)	(400)	(463)	(38)	(369)	(407)	(870)
At 31 March 2008	927	599	1,526	219	893	1,112	2,638
Fair value at 31 March 2008	2,205	867	3,072	1,387	1,512	2,899	5,971
Fair value at 31 March 2007	1,561	1,166	2,727	854	1,837	2,691	5,418

5. Primary Segment Analysis

Business segments

For management purposes the business of the Bank is comprised primarily of Banking and Treasury operations. Banking activities represent investment in projects which, in accordance with the Agreement, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks, and assisting clients in asset and liability management matters.

Primary reporting format - business segment

	31 March 2008			31 March 2007		
	Banking	Treasury	Aggregated	Banking	Treasury	Aggregated
	€ million	€ million	€ million	€ million	€ million	€ million
Interest income	158	170	328	140	164	304
Other income	(150)	4	(146)	495	1	496
Fair value movement on paid-in capital receivable and associated hedges	1	-	1	2	-	2
Total segment revenue	9	174	183	637	165	802
Less interest expense and similar charges	(140)	(157)	(297)	(110)	(152)	(262)
Allocation of the return on capital	112	12	124	79	9	88
Fair value movement on non-qualifying hedges	-	(44)	(44)	-	(2)	(2)
Less general administrative expenses	(48)	(5)	(53)	(51)	(5)	(56)
Less depreciation and amortisation	(4)	-	(4)	(3)	-	(3)
Segment result before provisions	(71)	(20)	(91)	552	15	567
Provision for impairment of loan investments	(4)	-	(4)	1	-	1
Net (loss)/profit for the period	(75)	(20)	(95)	553	15	568
Segment assets	15,375	15,448	30,823	13,747	17,324	31,071
Paid-in capital receivable			97			189
Total assets			30,920			31,260
Segment liabilities						
Total liabilities	107	17,685	17,792	129	18,360	18,489
Capital expenditure	6	-	6	10	1	11

For the first quarter of 2008, the fair value movement on paid-in capital receivable and associated hedges amounted to €1 million (2007: €2 million) and the allocation of the return on capital amounted to €124 million (2007: €88 million). Together, these total €125 million (2007: €90 million), which is the Bank's return on net paid-in capital used in segmental results.

Interest expenses and similar charges and the allocation of the return on capital total €174 million (2007: €174 million). This is the Bank's "interest expenses and similar charges" as reported in the income statement.

END